Exhibit 23.1

Independent Auditors’ Consent

We consent to the incorporation by reference in the registration statements (Nos. 333-103428; 333-106302) on Form S-8 of XO Communications, Inc. (XO) of our report dated February 27, 2004, except as to note 2, which is as of April 14, 2004, and note 15, which is as of April 6, 2004, with respect to the consolidated balance sheets of Allegiance Telecom, Inc. and subsidiaries (“Allegiance”) as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the years then ended, which report appears in the Form 8-K of XO dated September 7, 2004.

Our report includes an explanatory paragraph that states that Allegiance has suffered recurring losses and on May 14, 2003 Allegiance filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code. The consolidated financial statements do not include any adjustments to the recorded amounts or classification of assets or liabilities or reflect any amounts that may ultimately be paid to settle liabilities and contingencies which may be required in the Chapter 11 reorganization or the effect of any changes which may be made in connection with Allegiance’s capitalization or operations resulting from a plan of reorganization. Allegiance has filed a plan of reorganization that is subject to acceptance by Allegiance’s creditors and approval by the bankruptcy court which acceptance and approval is not assured. These factors, among others, raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KPMG LLP
Dallas, Texas
September 7, 2004